As filed with the Securities and Exchange Commission on April 17, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of The Securities Exchange Act of 1934

AP GAMING HOLDCO, INC.

(Exact name of registrant as specified in its charter)

Delaware	46-3698600
(State of incorporation)	(I.R.S. Employer Identification Number)
6680 Amelia Earhart Court Las Vegas, NV	89119
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number: (702) 722-6700

Copies of correspondence to:
David Sambur AP Gaming Holdco, Inc. 6680 Amelia Earhart Court Las Vegas, NV 89119	Monica K. Thurmond, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not Applicable	Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share

(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller Reporting Company	☐

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) to our registration statement on Form 10 (“Registration Statement”) is being filed by AP Gaming Holdco, Inc. (“AP Gaming”) in order to register its voting common stock, par value $0.01 per share (“Common Stock”), voluntarily pursuant to Section 12(g) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company is filing the Registration Statement so that, following the effectiveness thereof, it may qualify as a “publicly traded corporation” under the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, the “Nevada Act”). After the Company becomes a “publicly traded corporation” under the Nevada Act, persons who acquire beneficial ownership of more than 5% of its voting securities will be required to report their acquisition to the Nevada Gaming Commission (the “Gaming Commission”), the Nevada State Gaming Control Board (the “Gaming Board”), the Clark County Liquor and Gaming Licensing Board (the “Clark County Board”), the City of North Las Vegas and other local regulatory authorities (collectively, the “Gaming Authorities”), and persons who acquire beneficial ownership of more than 10% of its voting securities will be required to apply to the Gaming Authorities for a finding of suitability. Typically, so long as the Company is a “publicly traded corporation” under the Nevada Act, the Gaming Authorities will require only its equityholders having beneficial ownership of more than 10% of its voting securities to be found suitable. The Company does not currently intend to register its shares of Common Stock under Section 12(b) of the Exchange Act. Unless otherwise noted or indicated by the context, the terms “the Company,” “we,” “us” and “our” refer to AP Gaming and its consolidated subsidiaries, including AGS Capital, LLC (“AGS Capital”) and AGS, LLC. The Company is not required to file this Registration Statement pursuant to the Securities Act of 1933, as amended (the “Securities Act”).

We are an “emerging growth company” as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Certain information required to be included herein is incorporated by reference to specifically identified portions of the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the U.S. Securities and Exchange Commission on March 31, 2014 (the “Form 10-K”), which is also included as Exhibit 10.22 to this Registration Statement. None of the information contained in the Form 10-K shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.

Item No.	Caption	Incorporated by Reference to the Following Section(s) of the Form 10-K:
1	Business	Part I, Item 1 — Business
1A	Risk Factors	Part I, Item 1A — Risk Factors
3	Properties	Part I, Item 2 — Properties
4	Security Ownership of Certain Beneficial Owners and Management	Part III, Item 12 — Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
5	Directors and Executive Officers	Part III, Item 10 — Directors, Executive Officers and Corporation Governance
6	Executive Compensation	Part III, Item 11 — Executive Compensation
7	Certain Relationships and Related Transactions, and Director Independence	Part III, Item 13 — Certain Relationships, Related Transactions, and Director Independence
8	Legal Proceedings	Part I, Item 3 — Legal Proceedings
9	Market Price of and Dividends on the Registrant’s Common Equity and Related Equity Holder Matters	Part II, Item 5 — Market for Registrant’s Common Equity and Issuer Purchases of Equity Securities
10	Recent Sales of Unregistered Securities	Part II, Item 5 — Market for Registrant’s Common Equity and Issuer Purchases of Equity Securities

Item No.	Caption	Incorporated by Reference to the Following Section(s) of the Form 10-K:
13	Financial Statements and Supplementary Data	Part II, Item 8 — Financial Statements and Supplementary Data
14	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	Part II, Item 9 — Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

ITEM 2.	FINANCIAL INFORMATION.

Selected Financial Data

See Part II, Item 6—Selected Financial Data in the Annual Report on Form 10-K for the year ended December 31, 2013, filed as exhibit 10.22 hereto.

Unaudited Pro Forma Combined Financial Data

The following Unaudited Pro Forma Combined Financial Data for the year ended December 31, 2013 reflect adjustments to the combined historical statement of operations and are presented to illustrate the effects of the Acquisition and the use of net proceeds. The combined historical period from January 1, 2013 through December 31, 2013 includes financial data for AGS Capital, LLC, the “Predecessor”, for the period from January 1, 2013 through December 20, 2013 and financial data for AP Gaming Holdco, Inc., the “Successor”, for the period December 21, 2013 through December 31, 2013. The following Unaudited Pro Forma Combined Financial Data for the year ended December 31, 2013 has been derived from our Annual Report on Form 10-K for the year ended December 31, 2013, filed as exhibit 10.22 hereto.

The Unaudited Pro Forma Combined Financial Data shows the impact of the Acquisition on the combiined statement of operations under the acquisition method of accounting. Under this method of accounting, the assets and liabilities of AGS Capital are recorded at their estimated fair values as of the date the Acquisition is complete. In addition, as explained in more detail in the accompanying notes to the Unaudited Pro Forma Combined Financial Data, the amounts reflected in the Unaudited Pro Forma Combined Financial Data are subject to adjustment. The Unaudited Pro Forma business combination adjustments for the acquisition of AGS Capital include the expected business combination adjustments that were recorded when AP Gaming Acquisition, LLC finalized its accounting for the Acquisition based upon the fair value of the assets acquired and liabilities assumed. The business combination adjustments may be refined as additional information becomes available.

The Unaudited Pro Forma Combined Statement of Operations was prepared as if (i) the Acquisition had occurred on January 1, 2013, (ii) the net proceeds of the Acquisition were received on January 1, 2013 and (iii) a portion of the existing bank borrowings was repaid on January 1, 2013.

The Unaudited Pro Forma Combined Financial Data is for informational purposes only and is not necessarily indicative of what our financial performance would have been had the transactions reflected therein been completed on the dates assumed. It may not reflect the financial performance that would have resulted had we been operating as an acquired company during those periods. In addition, it is not indicative of our future financial performance.

The Unaudited Pro Forma Combined Financial Data should be read in conjunction with “—Selected Financial Data,” “—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Item 1. “Business” and the audited consolidated financial statements and the related notes thereto, included elsewhere in this Registration Statement.

The Unaudited Pro Forma Combined Financial Data are compiled in a manner consistent with the accounting policies that will be used by us in preparing our consolidated financial statements. All Pro Forma adjustments are directly attributable to the transactions, factually supportable and based on available information and assumptions that we believe are reasonable.

Unaudited Pro Forma Combined Statement of Operations

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

	Successor	Predecessor
	Period from December 21, 2013 through December 31, 2013	Period from January 1, 2013 through December 20, 2013	Combined historical period from January 1, 2013 through December 31, 2013	Total Adjustments		Pro Forma
Net revenues	$1,953,032	$56,429,864	$58,382,896	$3,856,134	(H)	$62,239,030
Operating expenses
Gaming operating expenses	251,418	9,099,428	9,350,846	—		9,350,846
Cost of equipment sales	—	893,478	893,478	—		893,478
Loss on disposition of assets	—	394,645	394,645	—		394,645
General and administrative	866,851	16,092,065	16,958,916	—		16,958,916
Selling and marketing	58,165	3,154,234	3,212,399	—		3,212,399
Phantom unit compensation	—	542,514	542,514	—		542,514
Impairment of long lived assets	—	3,364,090	3,364,090	—		3,364,090
Impairment of intangibles	—	1,720,864	1,720,864	—		1,720,864
Impairment of goodwill	—	—	—	—		—
Write downs and other charges	7,469,101	4,377,820	11,846,921	(11,343,819	) (I)	503,102
Depreciation and amortization	929,646	28,966,892	29,896,538	1,608,837	(A), (B)	31,505,375

Total operating expenses	9,575,181	68,606,030	78,181,211	(9,734,982)		68,446,229

Loss from operations	(7,622,149)	(12,176,166)	(19,798,315)	13,591,116		(6,207,199)
Other expense (income)
Interest expense	485,226	17,116,458	17,601,684	(1,294,823	) (C)	16,306,861
Interest income	—	(1,409,915)	(1,409,915)	1,409,915	(D)	—
Loss on debt retirement	—	14,661,127	14,661,127	(14,661,127	) (J)	—
Other (income) expense	(6,125)	5,133	(992)	—		(992)

Loss before income taxes	(8,101,250)	(42,548,969)	(50,650,219)	28,137,151		(22,513,068)
Income tax expense	(54,447)	—	(54,447)	—	(E)	(54,447)

Net Loss	(8,155,697)	(42,548,969)	(50,704,666)	28,137,151		(22,567,515)

Basic and diluted loss per common share:
Basic and diluted	$(0.82)			$2.8	1 (F)	$(2.26)
Weighted average common shares outstanding:
Basic and diluted	10,000,000			10,000,000	(G)	10,000,000

Notes to the Unaudited Pro Forma Combined Financial Statement

(A)	Represent adjustments in the December 31, 2013 Unaudited Pro Forma Combined Statement of Operations to amortization expense as follows:

	Fair Value	Average Useful Life	Amortization Expense 12 months
Trade name – “American Gaming Systems”	$12,126,000	Indefinite	$—
Trade name – “Gambler’s Choice”	809,000	7	115,571
Contract rights under development agreement, customer relationships and agreements	60,112,000	7	8,587,429
Third party licenses	11,520,000	3 – 5	2,366,600
Internally developed gaming software	12,348,000	1 – 5	3,661,931
Purchased software	2,072,631	1 – 5	596,297

Total intangible assets acquired	98,987,631		15,327,828
Less: Predecessor’s historical intangible assets and amortization	(30,257,768)		(13,399,824)

Pro forma adjustments	$68,729,863		$1,928,004

(B)	Represent adjustments in the December 31, 2013 Unaudited Pro Forma Combined Statement of Operations to depreciation expense as follows:

	Fair Value	Average Useful Life	Depreciation Expense 12 months
Gaming equipment vehicles and other	$48,746,877	1 – 5	$16,173,546
Less: Predecessor’s historical gaming equipment vehicles and other and depreciation	(43,268,224)		(16,492,713)

Pro forma adjustments	$5,478,653		$(319,167)

(C)	Represents adjustments to reflect:

a.	removal of interest expense and amortization of debt discount, fees and expenses attributable to the Initial Term Loan with UBS Securities LLC;

b.	recognition of interest expense attributable to borrowings of $155 million under our new credit facilities;

c.	amortization of fees and expenses attributable to our new credit facilities;

d.	recognition of commitment fees on unused amounts attributable to our new revolving credit facility and;

e.	recognition of interest expense attributable to the issuance of $5.5 million Seller Note.

The following table sets forth the assumed principal outstanding, interest rate and maturity for each component of our new credit facilities:

	Principal	Weighted Average Interest Rate	Weighted Average Term of Debt
Term Loan Facility	$155,000,000	9.25%	7 Years
Seller Note	5,531,000	8.50%	7.5 Years
Revolver Facility*	—	9.25%	5 Years

Total	$160,531,000

*	Revolver Facility is $25,000,000 in total which will be undrawn at the date of Acquisition.

The interest rate applicable for the Term Loan and Revolver Facility is a floating rate of LIBOR plus an applicable margin with a floor of 100 bps. For the purposes of the Unaudited Pro Forma Combined Statements of Operations, we have assumed that our outstanding borrowings bear interest at the floor of 100 bps plus an applicable margin of 8.25%.

For the purposes of the Unaudited Pro Forma Combined Statement of Operations, we have assumed that the commitment fee on our revolving credit facility, which is payable quarterly in arrears, is at a rate of 0.5% (based upon our expected debt rating at the time of acquisition) of the unused amounts.

The following table summarizes the adjustments in the Unaudited Pro Forma Combined Statement of Operations to reflect the adjustments to interest expense on third party debt:

	Year Ended December 31, 2013
	Interest Expense	Deferred Loan Costs Amortization	Total
New Term Loan Facility	$14,976,871	$734,855	$15,711,726
New Seller Note	470,135	—	470,135
Revolver facility unused commitment fee	125,000	—	125,000
Less: Initial Term Loan	(16,375,768)	(1,225,916)	(17,601,684)

Total	$(803,762)	$(491,061)	$(1,294,823)

Pro forma interest charges on the term facility and revolver facilities were calculated at a rate of 9.25% reflecting the interest rate floor plus a margin of 8.25%. Fees and expenses attributable to the new credit facilities are amortized on an effective yield basis over the life of the related loan.

A change of one-eighth of 1.00% (12.5 basis points) in the interest rate associated with the floating rate borrowings would result in an additional annual interest expense of approximately $0.2 million (in the case of an increase to the rate) or an annual reduction of interest expense of approximately $0.2 million (in the case of a decrease in the rate).

(D)	Represents the elimination of interest income on note receivable balances which will remain with the seller of $1.4 million for the year ended December 31, 2013.

(E)	For purposes of this Unaudited Pro Forma Combined Financial Data, the United States federal statutory tax rate of 35% has been used for all periods presented and then the income tax benefit has been fully reserved given the historical operating losses of the Company. This rate does not reflect the Company’s effective tax rate, which includes other tax items, such as state and foreign taxes, as well as other tax charges or benefits, and does not take into account any historical or possible future tax events that may impact the company.

(F)	The number of shares used to compute pro forma earnings per share — basic and diluted is 10,000,000, which is the weighted average number of shares of our common stock outstanding during the period.

(G)	The number of shares used to compute pro forma earnings per share — basic and diluted will be the number of basic and diluted shares referenced in note (F). There were no potentially dilutive securities outstanding during the period. In the ordinary course of business post acquisition, we expect to issue stock-based awards under our stock-based compensation plans which, when issued, will be dilutive in future periods.

(H)	Represents the amortization of contract rights under development agreements and customer agreements that were recorded as a reduction of revenue. In connection with the Acquisition the contract rights under development agreements and customer agreements are recorded at net fair value as part of purchase accounting. In accordance with ASC 605-15, as it relates to a business combination, the amortization of the net fair value of the contract rights under development agreements and customer agreements are recorded in depreciation and amortization expense in the Unaudited Pro Forma Combined Statement of Operations.

(I)	Represents nonrecurring transaction costs that are directly related to the Acquisition and are eliminated for the purposes of this Unaudited Pro Forma Combined Statement of Operations.

(J)	Represents nonrecurring transaction costs that are related to the write-off of the Initial Term Loan with UBS Securities LLC in connection with the Acquisition and are eliminated for the purposes of this Unaudited Pro Forma Combined Statement of Operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

See Part II, Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Annual Report on Form 10-K for the year ended December 31, 2013, filed as exhibit 10.22 hereto.

Quantitative and Qualitative Disclosures About Market Risk

See Part II, Item 7A—Quantitative and Qualitative Disclosures About Market Risk in the Annual Report on Form 10-K for the year ended December 31, 2013, filed as exhibit 10.22 hereto.

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

The securities to be registered are shares of voting common stock of the Company, referred to in this Registration Statement as “Common Stock.” The rights of the Common Stock are set forth in the third amended and restated certificate of incorporation and by-laws of the Company. The following description of the rights of holders of Common Stock is a summary and is qualified in its entirety by reference to the Company’s third amended and restated certificate of incorporation and by-laws. The Company has also issued shares of non-voting common stock, which are not being registered with this Registration Statement.

The Common Stock has no economic rights or privileges, including rights in liquidation.

Voting

Each share of Common Stock shall have one vote, and the Common Stock shall vote together as a single class. The Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, except as otherwise provided by law or by Board resolutions. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided in the third amended and restated certificate of incorporation or the laws of the State of Delaware.

Amendments to the By-laws

The by-laws of the Company may be amended at any annual or special meeting of the stockholders by the affirmative vote of the holders of shares constituting a majority of Common Stock. The Board may also, by majority vote of those directors present at any meeting at which a quorum is present or by written consent, amend the by-laws of the Company or enact such other by-laws as in their judgment may be advisable for the regulation and conduct of the affairs of the Company.

Preferred Stock

The third amended and restated certificate of incorporation of the Company authorizes the Board to issue up to 100,000 shares of preferred stock. The Board is authorized to fix the voting rights, if any, designations, powers, preferences and the relative, participation, optional or other rights, if any, and the qualification, limitations or restrictions thereof, of any unissued series of preferred stock, and to fix the number of shares constituting such series, and to increase or decrease the number of shares of any such series. We currently do not have any shares of preferred stock issued and outstanding.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The third amended and restated certificate of incorporation provides that the Company shall indemnify and hold harmless present and former directors or officers of the Company and persons serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, from and against all expense, liability and loss reasonably incurred or suffered by such person in connection with any action, suit or proceeding such person was or is made a party to or is threatened to be made a party to or is involved in, whether civil, criminal, administrative or investigative, and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that the Company shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the Board of the Company.

This right to indemnification includes the right of the expenses incurred by an indemnified party in defending any such proceeding in advance of its final disposition to be paid by the Company. If a claim is not pain in full by the Company within 30 days after the Company receives a written claim, the indemnified party may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the indemnified party shall be entitled to be paid also the expense of prosecuting such claim.

The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another company, corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS.

(a) Financial Statements:

See Part II, Item 8—Financial Statements and Supplementary Data and Part II, Item 15—Exhibits and Financial Statement Schedules to the Annual Report on Form 10-K for the year ended December 31, 2013, filed as exhibit 10.22 hereto.

(b)	Exhibits:

Exhibit Number	Exhibit Description

2.1*	Amended and Restated Equity Purchase Agreement by and among AGS Capital, LLC, AGS Holdings, LLC and AP Gaming Acquisition, LLC, dated December 3, 2013.

3.1*	Third Amended and Restated Certificate of Incorporation of AP Gaming Holdco, Inc.

3.2*	Bylaws of AP Gaming Holdco, Inc.

10.1*	2011 Managerial Bonus Plan.

10.2*	2012 Managerial Incentive Plan.

10.3*	2013 Managerial Incentive Plan.

10.4*	AGS Holdings, LLC Phantom Units Plan.

10.5*	Employment Agreement between American Gaming Systems, LLC and Robert Miodunski, dated June 2, 2010.

10.6*	First Amendment to June 2, 2010 Employment Agreement between American Gaming Systems, LLC and Robert Miodunski, dated November 28, 2011.

10.7*	Second Amendment to June 2, 2010 Employment Agreement between American Gaming Systems, LLC and Robert Miodunski, dated March 21, 2013.

10.8*	Non-Disclosure, Non-Solicitation and Covenant Not to Compete Agreement between AGS LLC and Robert Miodunski, dated June 24, 2010.

10.9*	Phantom Units Certificate between AGS Holdings, LLC and Robert Miodunski, dated August 16, 2012.

10.10*	First Amendment to Phantom Units Grant between AGS Holdings, LLC and Robert Miodunski, dated April 1, 2013.

10.11*	Employment Agreement between American Gaming Systems, LLC and Curt Mayer, dated June 23, 2011.

10.12*	First Amendment to June 23, 2011 Employment Agreement between American Gaming Systems, LLC and Curt Mayer, dated March 18, 2013.

10.13*	Non-Disclosure, Non-Solicitation and Covenant Not to Compete Agreement between AGS LLC and Curt Mayer, dated June 23, 2011.

10.14*	Phantom Units Certificate between AGS Holding, LLC and Curt Mayer, dated August 16, 2012.

10.15*	Employment Agreement between AGS LLC and Paul Lofgren, dated September 28, 2010.

10.16*	Phantom Units Certificate between AGS Holdings, LLC and Paul Lofgren, dated August 16, 2012.

10.17*	First Amendment to Phantom Units Grant between AGS Holdings, LLC and Paul Lofgren, dated April 1, 2013.

10.18*

First Lien Credit Agreement dated as of December 20, 2013, among AP Gaming Holdings, LLC, as Holdings, AP Gaming I, LLC, as Borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Nomura Securities International, Inc., as Joint Lead Arrangers and Joint Bookrunners, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Nomura Securities International, Inc., as Co-Syndication Agents, and Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Nomura Securities International, Inc., as Co-Documentation Agents.

Exhibit Number	Exhibit Description

10.19*	Collateral Agreement dated and effective as of December 20, 2013, among AP Gaming I, LLC, each Subsidiary Party party thereto and Citicorp North America, Inc., as Collateral Agent.

10.20*	Subsidiary Guarantee dated and effective as of December 20, 2013, by and among each Subsidiary party thereto and Citicorp North America, Inc., as Collateral Agent.

10.21*	Holdings Guarantee and Pledge Agreement dated and effective as of December 20, 2013, between AP Gaming Holdings, LLC, as Holdings and Citicorp North America, Inc., as Agent.

10.22	Annual Report on Form 10-K for the year ended December 31, 2013 of AP Gaming Holdco, Inc., filed with the Securities and Exchange Commission March 31, 2014.

21.1*	Subsidiaries of AP Gaming Holdco, Inc.

*	Previously filed

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2014

AP GAMING HOLDCO, INC.

By:	/s/ David Sambur
Name: David Sambur
Title: Chief Executive Officer